Fractyl Health, Inc.

3 Van de Graaff Drive, Suite 200

Burlington, MA 01803

March 13, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fractyl Health, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed March 13, 2025

File No. 333-285522

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Fractyl Health, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-285522) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time, on March 18, 2025 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jonathan Sarna of Latham & Watkins LLP at (312) 876-7686 and that such effectiveness also be confirmed in writing.

Very truly yours,

Fractyl Health, Inc.

By:	/s/ Lisa A. Davidson
Lisa A. Davidson
Chief Financial Officer

cc:	Sarah Toomey, Fractyl Health, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP